January 31, 2005


Mail Stop 0409

Steven F. Siegel, Esq.
Executive Vice President, General Counsel and Secretary
New Plan Excel Realty Trust, Inc.
420 Lexington Avenue
New York, NY  10170

Re:	New Plan Excel Realty Trust, Inc.
	Registration Statement filed on Form S-3
	Filed:	January 21, 2005
	File No.  333-118917

Dear Mr. Siegel:
      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comment.

We note the statement in your exhibit index that you will file the legal opinion of Hogan & Hartson L.L.P. by amendment. Please note that we will not be in a position to declare this registration statement effective until you file a pre-effective amendment to include the legal opinion. See Item 601(b) of Regulation S-K.

      Notwithstanding our comment, prior to the effective date of the pending registration statement, please furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jeffrey Shady, Staff Attorney, at (202) 942-
1901
or the undersigned at (202) 942-1766 with any other questions.
      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	David W. Bonser, Esq. (via Fax)
	Hogan & Hartson L.L.P.
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New Plan Excel Realty Trust, Inc.
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